Exhibit 21.1
Sempra Energy
Schedule of Certain Subsidiaries
at December 31, 2016

Subsidiary	State of Incorporation or Other Jurisdiction
Enova Corporation	California
IEnova Gasoductos Holding, S. de R.L. de C.V	Mexico
Infraestructura Energética Nova, S. A.B.	Mexico
Luz del Sur S.A.A.	Peru
Pacific Enterprises	California
Pacific Enterprises International	California
San Diego Gas & Electric Company	California
Sempra Energy International	California
Sempra Energy Holdings III B.V.	Netherlands
Sempra Energy International Holdings N.V.	Netherlands
Sempra Energy Holdings XI B.V.	Netherlands
Sempra Global	Delaware
Semco Holdco, S. de R.L. de C.V.	Mexico
Southern California Gas Company	California